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                                                                    EXHIBIT 99.1



                                                           [English Translation]
                                                                 Fair Disclosure
                                                                  April 21, 2004

                 MATTER FOR TIMELY DISCLOSURE (FAIR DISCLOSURE)

1.   SUBJECT
- Possible annulment of the Corrective Order to dispose of the foreign stake in Hanaro Telecom, Inc. ("Hanaro" or the "Company") exceeding the foreign ownership limit.


2.   CORRECTIVE ORDER
-    Issuing Authority: The Ministry of Information and Communication
-    Date of Issue: First issued on April 7, 2004 (Received by Hanaro on April 8
     2004)
- Details of the Corrective Order: Hanaro's total foreign ownership ratio of 50.3% shall be lowered to below the 49% limit prescribed under the Telecommunications Business Law of Korea within six (6) months.
- Reporting Period: Upon the performance of the Corrective Order, you are required to report the results thereof to the Ministry of Information and Communication within seven (7) days therefrom.


3.   MATTERS RELATING TO THE POSSIBLE ANNULMENT OF THE CORRECTIVE ORDER
- As certain foreign investors sold their shares in Hanaro on the market, Hanaro's foreign shareholding ratio has fallen below the 49% limit. As a result, the Corrective Order is likely to be annulled in accordance with applicable laws and regulations.
-    Foreign ownership ratio (as of April 21, 2004) - 48.93%*
     * Based on data from the KOSDAQ website.


4.   DATE OF RELATED DISCLOSURE
-    April 9, 2004